082-35709

RECEIVED

SUPPL

MATERIAL CHANGE REPORT

PURSUANT TO SECTION 7.1 OF NATIONAL INSTRUMENT 51-102

1. **Name and Address of Company:**

   San Gold Corporation (the "Company")
   Lot 1, Block 12
   Bissett, Manitoba R0E 0J0 [redacted]

2. **Date of Material Change:**

   December 31, 2007

08000130

3. **News Release:**

   The Company issued a press release regarding the material change on December 31, 2007, a copy of which is attached hereto.

4. **Summary of Material Change:**

   On December 31, 2007, the Corporation completed the issuance of 1,283,746 common shares of the Corporation issued as "flow-through shares" within the meaning of the *Income Tax Act* (Canada) (the "Flow-Through Shares") at a price of $1.69 per Flow-Through Share for aggregate gross proceeds of $2,169,530.70.

5. **Full Description Of Material Change:**

   See attached Schedule "A".

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:**

   Not Applicable.

7. **Omitted Information:**

   Not Applicable.

PROCESSED
JAN 14 2008
THOMSON
FINANCIAL

8. **Executive Officer:**

   Dale Ginn, Chief Executive Officer
   Tel: (204) 277-5411

DATED at Winnipeg, Manitoba this 31st day of December, 2007.

SAN GOLD CORPORATION

Per: *"Hugh Wynne"*
Hugh Wynne, Executive Chairman

Dlw 1/10

SCHEDULE "A"

This press release is not for dissemination in the United States or for distribution to U.S. news wire services.

San Gold Corporation Announces Closing of Private Placement Offering

December 31, 2007
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

Mr. Dale Ginn, Chief Executive Officer of San Gold Corporation (the "Corporation"), a company listed on the TSX Venture Exchange under the symbol "SGR", today announced the closing of the Corporation's private placement offering (the "Offering") of common shares of the Corporation to be issued as "flow-through shares" within the meaning of the *Income Tax Act* (Canada) (the "Flow-Through Shares") previously announced on December 27, 2007. At the closing of the Offering, the Corporation issued 1,283,746 Flow-Through Shares for aggregate gross proceeds of $2,169,530.70. The Flow-Through Shares issued pursuant to the Offering are subject to a hold period of four months and a day in accordance with applicable securities laws and the policies of the TSX Venture Exchange.

An insider of the Corporation has purchased 423,084 Flow-Through Shares pursuant to the Offering, for aggregate consideration of $715,011.96. The sale of Flow-Through Shares by the Corporation to an insider constitutes a "related party transaction" within the meaning of Ontario Securities Commission Rule 61-501 *Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions* ("Rule 61-501"). The sale of Flow-Through Shares by the Corporation to an insider is exempt from the valuation and minority shareholder approval requirements under Rule 61-501 due to the fair market value of the consideration paid by the insider being less than 25% of the market capitalization of the Corporation.

Certain companies and individuals assisted the Corporation by introducing potential subscribers for the Offering and received a fee, payable in cash, equal to 5% of the total subscription proceeds received from subscribers introduced to the Corporation by each particular person.

No broker warrants will be issued in connection with the Offering. All the terms of the Offering are subject to the approval of the TSX Venture Exchange.

For further information contact Dale Ginn, Chief Executive Officer of San Gold Corporation, at (204) 794-5818 or 1- 800-321-8564.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This press release is not for dissemination in the United States or for distribution to U.S. news wire services.

San Gold
CORPORATION

San Gold Corporation Announces Private Placement Offering

December 27, 2007
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

Mr. Dale Ginn, Chief Executive Officer of San Gold Corporation (the "Corporation"), a company listed on the TSX Venture Exchange under the symbol "SGR", today announced the intention of the Corporation to undertake a private placement offering (the "Offering") of up to 1,479,290 common shares of the Corporation to be issued as "flow-through shares" within the meaning of the *Income Tax Act* (Canada) (the "Flow-Through Shares") at a price of $1.69 per share for aggregate gross proceeds of up to $2,500,000.

Certain companies and individuals may assist the Corporation by introducing potential subscribers for the Offering and, subject to compliance with applicable legislation, will be entitled to receive a fee, payable in cash, equal to 5% of the total subscription proceeds received from subscribers introduced to the Corporation by each particular person.

No broker warrants will be issued in connection with the Offering. All the terms of the Offering are subject to the approval of the TSX Venture Exchange.

For further information contact Dale Ginn, Chief Executive Officer of San Gold Corporation, at (204) 794-5818 or 1- 800-321-8564.

This press release is not for dissemination in the United States or for distribution to U.S. news wire services.

San Gold
CORPORATION

San Gold Corporation Announces Closing of Private Placement Offering

December 31, 2007
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

Mr. Dale Ginn, Chief Executive Officer of San Gold Corporation (the "Corporation"), a company listed on the TSX Venture Exchange under the symbol "SGR", today announced the closing of the Corporation's private placement offering (the "Offering") of common shares of the Corporation to be issued as "flow-through shares" within the meaning of the *Income Tax Act* (Canada) (the "Flow-Through Shares") previously announced on December 27, 2007. At the closing of the Offering, the Corporation issued 1,283,746 Flow-Through Shares for aggregate gross proceeds of $2,169,530.70. The Flow-Through Shares issued pursuant to the Offering are subject to a hold period of four months and a day in accordance with applicable securities laws and the policies of the TSX Venture Exchange.

An insider of the Corporation has purchased 423,084 Flow-Through Shares pursuant to the Offering, for aggregate consideration of $715,011.96. The sale of Flow-Through Shares by the Corporation to an insider constitutes a "related party transaction" within the meaning of Ontario Securities Commission Rule 61-501 *Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions* ("Rule 61-501"). The sale of Flow-Through Shares by the Corporation to an insider is exempt from the valuation and minority shareholder approval requirements under Rule 61-501 due to the fair market value of the consideration paid by the insider being less than 25% of the market capitalization of the Corporation.

Certain companies and individuals assisted the Corporation by introducing potential subscribers for the Offering and received a fee, payable in cash, equal to 5% of the total subscription proceeds received from subscribers introduced to the Corporation by each particular person.

No broker warrants will be issued in connection with the Offering. All the terms of the Offering are subject to the approval of the TSX Venture Exchange.

For further information contact Dale Ginn, Chief Executive Officer of San Gold Corporation, at (204) 794-5818 or 1- 800-321-8564.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

TSX venture EXCHANGE

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: San Gold Corporation (the "Issuer").

   Trading Symbol: SGR.

2. Date Price Reservation Form Filed: NA.

   Date of News Release announcing Private Placement: December 27, 2007.

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   No
   If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes

   c) Final Acceptance of a Non-Expedited Private Placement: No

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: $2,169,530.74.

5. Proposed use of proceeds:

   Exploration and development program on the Issuer's mineral properties.

6. (a) Description of shares to be issued:

(i) Class: Common shares issued as "flow-through shares" within the meaning of the *Income Tax Act* (Canada).

(ii) Number: 1,283,746 Common Shares.

(iii) Price per security: $1.69 per share.

(b) Description of Warrants to be issued:

(i) Number of Warrants: Nil ______________________.

(ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: NA.

(iii) Exercise price of Warrants: Year 1: NA ____ Year 2: NA __________

Tier 1 Only: Year 3: _________ Year 4 __________ Year 5 __________

(iv) Expiry date of Warrants: One year from the date of issuance.

(c) Description of Convertible Securities to be issued:

(i) Number/ Aggregate principal amount: Not applicable.

(ii) Number of Listed Shares to be issued on conversion: ______________.

(iii) Expiry/Maturity date: ______________________________.

(iv) Interest rate: ______________________________.

(v) Conversion terms: ______________________________.

(vi) Default provisions: ______________________________.

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: 1,283,746.

7. Issued and outstanding Listed Shares at the date of the price reservation: 204,068,092

8. Placees

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will

become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
See attached Schedule "A"					

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

The offering was non-brokered but Jory Capital Inc. received a finders' fee in connection with the offering.

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
Yes
If No, provide details regarding the relationship to the Issuer:
____

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

Jory Capital Inc., 2070 – 360 Main Street, Winnipeg, MB R3C 3Z3 - $65,976.50.

(c) Cash 5% of the gross proceeds of the offering.

(d) Securities None.

(e) Expiry date of any Agent's Option N/A.

(f) Exercise price of any Agent's Option N/A.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

None.

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

None.

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?

No.

If Yes, describe all relevant terms:

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
   N/A

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
   N/A

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
   N/A

4. The Issuer is not a CPC or is not and has not been put on notice to have its listing transferred to NEX (refer to *Policy 2.5 - Tier Maintenance Requirements and Inter-Tier Movement*):
   N/A

5. The proceeds are to be expended on a business or asset for which the Issuer **has** received Exchange Acceptance:
   N/A

6. No new Control Person is created by the issuance of the Shares:
   N/A

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:
   N/A

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
   N/A

9. All Placees have been disclosed as required above and have committed all subscription funds:
   N/A

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:
N/A

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: N/A.

(ii) For Previous Expedited Private Placements: N/A.

(iii) For this transaction: N/A.

Total ((i) + (ii) + (iii)): N/A.

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?

   If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?

   If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

   a) the name(s) of the new Control Person(s)

   ____

   ____

   b) the date on which shareholder approval has or will be obtained for the transaction.

   ____

   c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
   Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

VI. ACKNOWLEDGEMENT – PERSONAL INFORMATION

"Personal Information" means any information about an identifiable individual, and includes information contained in Part II Items 8, 9, 10 and Part IV Item 3(a), as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: December 31, 2007

Hugh Wynne
Name of Director and/or
Senior Officer

Signature

Executive Chairman
Official Capacity

SCHEDULE "A"

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post- closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Charles Murray Workman 45 Wolsley St. Kenora, ON P9N 3W7	Same	236,686	1,013,800	<5%	N/A
Joanne and/or Gordon Obuck 2 Langrill Dr. Yorkton, SK S3N 3M8	Same	6,000	13,084	<5%	N/A
Don Burback Po Box 207 Del. Centre Yorkton, SK S3N 2V7	Same	14,800	219,022	<5%	N/A
Bruce Thompson 512 Kelvin Blvd. Winnipeg, MB R3P 0J4	Same	11,834	92,790	<5%	N/A
Gordon Snell 162 Bloomer Cres. Winnipeg, MB R3R 3V7	Same	10,000	100,000	<5%	N/A
Cam and/or Marlene Roy 70 Kilmarnock Bay Winnipeg, MB R2M 4Z8	Same	8,875	125,340	<5%	N/A
John Thorvaldson 67 Carriage Rd. Winnipeg, MB R2Y 0L7	Same	6,000	12,666	<5%	N/A
Edward Shinewald 34 DaBaets St. Winnipeg, MB R2J 3S9	Same	5,917	24,217	<5%	N/A
Steven Depeel Site 18 RR5 Prince Albert, SK S6V 5R5	Same	25,000	25,000	<5%	N/A
William Garnet Warrian 41 Stradbrook Pl. Dauphin, MB R7N 0M8	Same	104,000	148,946	<5%	N/A
William Garnett Warrian Box 2192 Vancouver, BC V6B 3V7	Same	30,000	74,946	<5%	N/A
Margaret Warrian 41 Stradbrook Pl. Dauphin, MB R7N 0M8	Same	10,000	54,40	<5%	N/A
Frank Linton 119 Lodge Winnipeg, MB R3J 0R6	Same	3,000	47,940	<5%	N/A
Deidre Catherine Warrian 222 River Ave. West Dauphin, MB R7N 0J8	Same	3,000	47,940	<5%	N/A

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post- closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Allan Nimmo 374 Lynbrook Dr. Winnipeg, MB R3R 0T3	Same	30,000	65,114	<5%	N/A
Phillip Katz 1403-323 Wellington Cres. Winnipeg, MB R3M 0A4	Same	10,000	110,000	<5%	N/A
Terry Buss Box 1075 Beusejour, MB R0E 0C0	Same	11,800	611,800	<5%	N/A
Randall Chic 4 Sanderson Ave. Winnipeg, MB R3R 1R3	Same	5,000	428,000	<5%	N/A
Jeannette Wynne Gen. Del. Bissett, MB R0E 0J0	Same	8,875	8,875	<5%	N/A
Terry Wynne Gen. Del. Bissett, MB R0E 0J0	Same	8,875	155,253	<5%	N/A
Mark Wynne Gen. Del. Bissett, MB R0E 0J0	Same	8,875	116,919	<5%	N/A
Donald H. Deline Gen. Del. Bissett, MB R0E 0J0 Tel : (204) 277-5451	Same	8,875	53,875	<5%	N/A
Michael R. Wynne Lot 4 Block 12 Bisset, MB R0E 0J0	Same	8,875	33,475	<5%	N/A
Gail Wynne Box 52 Bissett, MB R0E 0J0	Same	8,875	23,875	<5%	N/A
Debra Levandoski 894 Downing St. Winnipeg, MB R3G 2P7	Same	8,875	279,875	<5%	N/A
D. Ross Wynne Gen. Del. Bissett, MB R0E 0J0	Same	8,875	23,875	<5%	N/A
C. Jill Wynne Gen. Del. Bissett, MB R0E 0J0	Same	8,875	33,475	<5%	N/A
Hugh Wynne Gen. Del. Bissett, MB R0E 0J0	Same	423,084	9,039,489	<5%	I
Dan Lindsay 100-421 McDermot Ave. Winnipeg, MB R3A 0B3	Same	240,000	397,055	<5%	N/A

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post- closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
William G. Percy 20 Valleyview Dr. Winnipeg, MB R2Y 0R6	Same	8,875	8,875	<5%	N/A

END